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File No. 179667


06018911

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

November 27, 2006


SEC MAIL
RECEIVED
PROCESSING
NOV 3 0 2006
WASH. D.C.
213
SECTION

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated November 27, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
DEC 0 6 2006
THOMSON
FINANCIAL

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

82-34954

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE **NOVEMBER 27, 2006**

CONNACHER OIL AND GAS SPUDS FIRST SAGD HORIZONTAL WELL AT GREAT DIVIDE POD ONE; APPOINTS TWO NEW VICE-PRESIDENTS

Calgary, Alberta. – Connacher Oil and Gas Limited (CLL – TSX) announced today that it has spudded its first horizontal production well at its Great Divide Pod One SAGD oil sands project in northeastern Alberta.

The well, Great Divide Oil Corporation Producer 1 West (GDOC P1W), was spudded in on Sunday evening, November 26, 2006 utilizing Tri City Rig #37. This marks the beginning of the company's 15 well pair program, comprised of 15 horizontal wells designed for bitumen production from the McMurray Formation and 15 horizontal wells designed for steam injection into the bitumen-bearing McMurray Formation. These are the initial 15 well pairs of what is anticipated to be a total of approximately 60 well pairs which will eventually be drilled to fully exploit the Pod One accumulation over the forecast 25 year life of the project.

A second rig is scheduled to be added to the drilling program in early 2007 to complete the drilling of the first phase well pairs.

Separately, the company is most pleased to announce the appointment of two new Vice Presidents within its Operating group.

Mr. Darren Jackson, P. Eng., has been appointed to the position of Vice President, Operations effective immediately. Mr. Jackson holds a B. Sc. in Petroleum Engineering from the University of Alberta. He has over 18 years of Western Canadian oil industry experience, primarily focused on operations and production/exploitation engineering. He was previously employed by both major integrated and independent oil and natural gas companies and will be responsible for managing Connacher's overall production and operations.

Mr. Steve De Maio, P. Eng., has also been appointed, effective immediately, to the position of Vice President, Project Development. Mr. De Maio also holds an MBA and has most recently been consulting to Connacher as Deputy Project Manager, Great Divide. Prior to joining Connacher, Steve was Oil Sands Project Consultant to another independent oil sands company, which was recently sold to a major international oil company.

He has worked in the oil industry since 1993, including as a Senior Project Engineer with a prominent independent engineering consulting firm; was, prior to its sale, Manager of Facilities and Development Engineering with a large and extremely active independent company, where he managed annual engineering and facilities budgets exceeding $125 million, and was subsequently President and a director of a small private energy company prior to returning to oil sands consulting work in 2005. Mr. De Maio will focus on new project development for Connacher, with an initial emphasis on subsequent pod development at Great Divide.

Both gentlemen are welcome additions to Connacher's technical staff and bring excellent credentials and a wealth of experience and vigor to their positions. They will report to Mr. Peter Sametz, Executive Vice President and Chief Operating Officer.

Forward-Looking Statements: This press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, approvals and the ability to access sufficient capital from external sources. Anticipated exploration and development plans relating to Connacher's properties in 2007 are subject to change. For a detailed description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2005. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com Website: www.connacheroil.com